N E W S   R E L E A S E

TALISMAN ENERGY BRINGS TWO APPALACHIA WELLS

ON PRODUCTION AT 34 MMCF/D

CALGARY, Alberta – August 2, 2006 – Fortuna Energy Inc., a wholly owned subsidiary of Talisman Energy Inc., has started production from two prolific natural gas wells in the Appalachian Basin of New York State.

The Stoscheck #1 well was drilled vertically, then steered horizontally across a newly identified graben structure within the upper Black River Formation.  Fortuna Energy Inc. has a 99.6% interest in this well.  The well is currently flowing at 22 mmcf/d (gross sales gas) with a flowing pressure of 2,600 psi. The pressure measured on the well test indicates that a new pool has been penetrated by the Stoscheck well.

The second well, Hartman BJ#1, is currently producing at 12 mmcf/d (gross sales gas) at a flowing pressure of 1,950 psi, from what is interpreted to be a new pool. Fortuna has a 49.25% working interest and operates the well. East Resources Inc. has the remaining 50.75% interest and was the drilling operator.  Fortuna is evaluating additional drilling locations near both wells.

Fortuna Energy Inc. has an active exploration and development program in 2006. Fortuna plans to drill or participate in a total of 17 horizontal Trenton Black River wells and five vertical wells, spending US$110 million in 2006, including two compressor installations.  Fortuna is currently producing 110 mmcf/d.

Talisman Energy Inc. is a large, independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner and is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate

Christopher J. LeGallais

& Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196  Fax:  403-237-1210

Phone:

403-237-1957  Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

 tlm@talisman-energy.com

23-06

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include, among others, statements regarding: estimates of future production and operations performance; business plans for drilling; the estimated amounts and timing of capital expenditures;

business strategy and plans or budgets; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this news release.  Statements which discuss business plans for drilling assume that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

•

the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.